UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                          (Amendment No. 1)*


                         Arthur J. Gallagher & Co
                             (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                                363576109
                              (CUSIP Number)

                            December 31, 2014
         (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

















CUSIP: 363576109                                                Page 1 of 9

 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Capital Group International, Inc.


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)
 3   SEC USE ONLY


 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     California

             5   SOLE VOTING POWER

                  7,621,484


             6   SHARED VOTING POWER
 NUMBER OF
   SHARES         NONE
BENEFICIALL
 Y OWNED BY
             7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING        7,627,184
   PERSON
   WITH:
             8   SHARED DISPOSITIVE POWER

                  NONE

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,627,184          Beneficial ownership disclaimed pursuant to Rule
     13d-4


 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.7%

 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     HC










CUSIP: 363576109                                                Page 2 of 9

 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Capital International Investors


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)
 3   SEC USE ONLY


 4   CITIZENSHIP OR PLACE OF ORGANIZATION



             5   SOLE VOTING POWER

                  7,277,537


             6   SHARED VOTING POWER
 NUMBER OF
   SHARES         NONE
BENEFICIALL
 Y OWNED BY
             7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING        7,277,537
   PERSON
   WITH:
             8   SHARED DISPOSITIVE POWER

                  NONE

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,277,537          Beneficial ownership disclaimed pursuant to Rule
     13d-4


 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.5%

 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IA







CUSIP: 363576109                                                Page 3 of 9

                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549

                             Schedule 13G
               Under the Securities Exchange Act of 1934


Amendment No. 1

Item 1(a)     Name of Issuer:
       Arthur J. Gallagher & Co

Item 1(b)     Address of Issuer's Principal Executive Offices:
       Two Pierce Place
       Itasca, IL 60143-3141

Item 2(a)     Name of Person(s) Filing:
       Capital Group International, Inc. and Capital International
       Investors

Item 2(b)     Address of Principal Business Office or, if none,
       Residence:
       11100 Santa Monica Boulevard
       16th Floor
       Los Angeles, CA 90025

Item 2(c)     Citizenship:   N/A

Item 2(d)     Title of Class of Securities:
       Common Stock

Item 2(e)     CUSIP Number:
       363576109

Item 3 If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
       (e)      [X]     An investment adviser in accordance with
            section 240.13d-1(b)(1)(ii)(E).
       (g)     [X]     A parent holding company or control person in
            accordance with section 240.13d-1(b)(1)(ii)(G).

Item 4     Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


       (a)    Amount beneficially owned:
       (b)    Percent of class:
       (c)    Number of shares as to which the person has:
       (i)    Sole power to vote or to direct the vote:
       (ii)   Shared power to vote or to direct the vote:
       (iii)  Sole power to dispose or to direct the disposition of:
       (iv)   Shared power to dispose or to direct the disposition of:

       See pages 2 and 3


CUSIP: 363576109                                                Page 4 of 9

       Capital Group International, Inc. ("CGII") is the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over the securities reported in this Schedule 13G. The investment management companies, which include a "bank" as defined in Section 3(a)(6) of the Securities Exchange Act of 1934 (the "Act") and several investment advisers registered under Section 203 of the Investment Advisers Act of 1940, provide investment advisory and management services for their respective clients which include registered investment companies and institutional accounts. CGII does not have investment power or voting power over any of the securities reported herein. However, by virtue of Rule 13d-3 under the Act, CGII may be deemed to "beneficially own" 7,627,184 shares or 4.7% of the 161,374,000 shares believed to be outstanding.

       Capital International Investors is deemed to be the beneficial owner of 7,277,537 shares or 4.5% of the 161,374,000 shares believed to be outstanding as a result of Capital Research and Management Company acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

       CGII, its investment management subsidiaries and Capital International Investors division of Capital Research and Management Company collectively provide investment management services under the name "Capital International Investors."



Item 5 Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6     Ownership of More than Five Percent on Behalf of Another
       Person: N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

       1. Capital International Investors ("CII") is a division of
          Capital Research and Management Company.  Capital Research
          and Management Company is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.
       2. Capital Guardian Trust Company ("CGTC") is a bank as defined in Section 3(a)(6) of the Act and an investment adviser
          registered under Section 203 of the Investment Adviser Act of 1940, and a wholly owned subsidiary of Capital Group International, Inc.
       3. Capital International Limited ("CIL") does not fall within any of the categories described in Rule 13d-1(b)(ii)(A-F) but its holdings of any reported securities come within the five percent limitation as set forth in a December 15, 1986 no-
          action letter from the Staff of the Securities and Exchange Commission to The Capital Group Companies, Inc. CIL is a
          wholly owned subsidiary of Capital Group International, Inc.
CUSIP: 363576109                                                Page 5 of 9



       4. Capital International Sarl ("CISA") does not fall within any of the categories described in Rule 13d-1(b)(ii)(A-F) but its holdings of any reported securities come within the five percent limitation as set forth in a December 15, 1986 no-action letter from the Staff of the Securities and Exchange Commission to The Capital Group Companies, Inc. CISA is a wholly owned subsidiary of Capital Group International, Inc.

Item 8     Identification and Classification of Members of the Group:
       N/A

Item 9     Notice of Dissolution of Group:  N/A

Item 10     Certification

       By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date:          February 9, 2015

        Signature:     ***Peter C. Kelly
        Name/Title:    Peter C. Kelly, Secretary
                       Capital Group International, Inc.

        Date:          February 9, 2015

        Signature:     **Robert W. Lovelace
        Name/Title:    Robert W. Lovelace, Partner
                       Capital International Investors




        ***By  /s/ Walter R. Burkley
               Walter R. Burkley
               Attorney-in-fact

          Signed pursuant to a Power of Attorney dated February 9, 2015 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Group
          International, Inc.



CUSIP: 363576109                                                Page 6 of 9


                               AGREEMENT

                            Los Angeles, CA


   Capital Group International, Inc. ("CGII") and Capital
International Investors ("CII") hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of Common Stock issued by Arthur J. Gallagher & Co.

   CGII and CII state that they are each entitled to individually use
Schedule 13G pursuant to Rule 13d-1(c) of the Act.

   CGII and CII are each responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but are not responsible for the completeness or accuracy of the information concerning the others.

                 CAPITAL GROUP INTERNATIONAL, INC.

                 BY:              ***Peter C. Kelly
                                  Peter C. Kelly, Secretary
                                   Capital Group International,
                                   Inc.


                 CAPITAL INTERNATIONAL INVESTORS

                 BY:              **Robert W. Lovelace
                                  Robert W. Lovelace, Partner
                                   Capital International Investors


***By  /s/ Walter R. Burkley
       Walter R. Burkley
       Attorney-in-fact

     Signed pursuant to a Power of Attorney dated February 9, 2015 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Group International, Inc.



















CUSIP: 363576109                                                Page 7 of 9


                           POWER OF ATTORNEY

          The undersigned do hereby appoint Michael J. Downer, Kristine
M. Nishiyama and Walter R. Burkley, and each of them, acting singly, with full power of substitution, as the true and lawful attorney of the undersigned, to sign on behalf of the undersigned in respect of the ownership of equity securities deemed held by the undersigned, Capital International Investors, Capital Group International, Inc., Capital Guardian Trust Company, Capital International, Inc., Capital International K.K., Capital International Limited, Capital International Sarl, American Funds Developing World Growth and Income Fund, American Funds Insurance Series (Capital Income Builder and Growth-Income Fund), American Mutual Fund, Capital Income Builder, Capital World Growth and Income Fund, Emerging Markets Growth Fund, Inc., New Perspective Fund, New World Fund, Inc., and Washington Mutual Investors Fund, and to be reported pursuant to Sections 13(d), 13(f) and 13(g) of the Securities Exchange Act of 1934, as amended, and to execute joint filing agreements with respect to such filings.

          IN WITNESS WHEREOF, this Power of Attorney has been executed as of the 9th day of February, 2015.






































CUSIP: 363576109                                                Page 8 of 9



  Capital International Investors     Capital International Sarl

  /s/Robert W. Lovelace               /s/ Fabrice Remy
  Name:   Robert W. Lovelace          Name:   Fabrice Remy
  Title:     Partner                  Title:     Vice President and Senior
                                      Counsel

  Capital Group International, Inc.   American Funds Developing World
                                      Growth and Income Fund
                                      American Mutual Fund
  /s/ Peter C. Kelly                  Capital Income Builder
  Name:   Peter C. Kelly              Capital World Growth and Income Fund
  Title:     Secretary                New Perspective Fund
                                      New World Fund, Inc.
  Capital Guardian Trust Company
                                      /s/ Michael W. Stockton
  /s/ Peter C. Kelly                  Name:   Michael W. Stockton
  Name:   Peter C. Kelly              Title:     Secretary
  Title:     Senior Vice President
  and Senior Counsel
                                      American Funds Insurance Series
  Capital International, Inc.
                                      /s/ Steven I. Koszalka
  /s/ Peter C. Kelly                  Name:   Steven I. Koszalka
  Name:   Peter C. Kelly              Title:     Secretary
  Title:     Senior Vice President,
  Senior Counsel and Secretary
                                      Emerging Markets Growth Fund, Inc.
  Capital International K.K.
                                      /s/ Walter R. Burkley
  /s/ Thomas B. Quantrille            Name:   Walter R. Burkley
  Name:   Thomas B. Quantrille        Title:     Vice President
  Title:     President
                                      Washington Mutual Investors Fund
  Capital International Limited
                                      /s/ Michael W. Stockton
  /s/ Ida Levine                      Name:   Michael W. Stockton
  Name:   Ida Levine                  Title:     Senior Vice President
  Title:     Senior Vice President




















CUSIP: 363576109                                                Page 9 of 9